UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2025

Commission File Number: 001-40759

Bragg Gaming Group Inc.

(Translation of registrant’s name into English)

130 King Street West, Suite 1955

Toronto, Ontario M5X 1E3

Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐                                Form 40-F ☒

DOCUMENTS FILED AS PART OF THIS FORM 6-K

Exhibit	Description

99.1	Interim Unaudited Condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2025
99.2	Management Discussion & Analysis for the three and nine-month periods ended September 30, 2025
99.3	Certification of Interim Filings by CEO, dated November 13, 2025
99.4	Certification of Interim Filings by CFO, dated November 13, 2025
99.5	News release, dated November 13, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRAGG GAMING GROUP INC.

Date: November 13, 2025
	By:	(signed) Robert Bressler
	Name:	Robert Bressler
	Title:	Chief Financial Officer